* FOIA Confidential Treatment Request *

May 15, 2008

VIA EDGAR CORRESPONDENCE

Mr. Kevin W. Vaughn
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 4561
Washington, D.C. 20549

Re:	National Penn Bancshares, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Filed February 29, 2008
File No. 000-22537-01

Dear Mr. Vaughn:

We have reviewed your letter dated April 9, 2008, providing comments on our Annual Report on Form 10-K for our fiscal year ended December 31, 2007 (the “2007 10-K”), and we submit the following responses.  Our responses are keyed to the comments in the April 9 letter.  Thank you for the opportunity to respond, and for the extension of time in which to make our response.

Business

Comment: Supervision and Regulation, page 13

1.   Please revise your future filings beginning in your next Form 10-Q to clearly describe any agreements or understandings, written or oral, with your regulatory agencies or their representatives.

Response:

In our Form 10-Q for the quarter ended March 31, 2008, filed with the Commission on May 9, 2008 (the “1Q 10-Q”), we state the following in the “Capital Levels” subsection of Management’s Discussion and Analysis of Financial Condition and Results of Operations (at page 29) :

“Neither the Company, National Penn Bank nor Christiana is under any agreement with regulatory authorities nor is the Company aware of any current recommendations by the regulatory authorities which if they were to be implemented, would have a material effect on liquidity, capital resources, or operations of the Company.”

Page Two
May 15, 2008

The 2007 10-K included a similar statement with regard to the Company in the subsection captioned “Capital Adequacy” of the MD&A (on page 45).

In our Annual Report on Form 10-K for 2008 (the “2008 10-K”), we will provide similar disclosure on this point in both the “Supervision and Regulation” subpart of  Item 1. Business and in Item 7. Management’s Discussion and Analysis.

Management’s Discussion and Analysis of Financial Condition and
Results of Operations

Comment: Allowance for Loan and Lease Loss, page 40

2.    Please address the following regarding your disclosure on page 41 that you maintain a specific reserve for doubtful or high risk loans, an allocated reserve based on historical trends, and an unallocated portion comprise the allowance for loan and leases:

a.   Please revise your future filings beginning in your next Form 10-Q to quantify each of these key elements for the periods presented here in your Form 10-K and to explain the period to period changes in each of these elements.

b.   Specifically revise your future filings to discuss your asset quality for each period presented and to explain how changes in your asset quality are reflected in each element of your allowance.

c.   Please include the details for the requested information above in your response letter.

Response:

We have included in the 1Q 10-Q a table setting forth the amount of each element of the allowance for loan and lease losses, and a second table setting forth various asset quality indicators, each table presenting information as of March 31, 2008 and as of year-end 2004, 2005, 2006 and 2007.  We have also included a discussion of period-to-period changes in the components of the allowance and an explanation of how changes in asset quality are reflected in each element of the allowance.  This is set forth in the subsection captioned “Results of Operations” in the MD&A (on pages 19-25).  A copy is attached hereto as Exhibit A.

In our 2008 10-K, we will provide similar disclosure on these points in Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Confidential treatment requested by National Penn Bancshares, Inc. [***Text redacted***] indicates material that has been omitted and for which confidential treatment has been requested pursuant to 17 C.F.R. § 200.83.

Page Three
May 15, 2008

3.   Based on the amounts presented in your disclosures, it appears your net charge-offs increased over 250% from 2006 to 2007.  In addition, your loan portfolio increased 7% and non-accrual loans increased 77% from December 31, 2006 to December 31, 2007.  Please tell us and revise your future filings beginning in your next Form 10-Q to clearly explain how you considered these factors, as well as the general economic conditions and the specific economic conditions in your geographic areas of loan concentration in determining that a reduction of 6% in the balance of your Allowance for loan and lease losses from December 31, 2006 to December 31, 2007 was appropriate.

Response:

The 1Q 10-Q includes a discussion of the above factors, as well as of general and specific economic conditions in our geographical areas of loan concentration.  This is set forth in the subsection captioned “Results of Operations” in the MD&A (on pages 19-25).  A copy is attached here to as Exhibit A.

In our 2008 10-K, we will provide similar disclosure on these points in Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

4.  Please tell us and in future filings revise your disclosures regarding your loan loss methodology to more clearly identify the time frame of historical losses utilized in determining the various components of your allowance for loan and lease losses.

a.  Specifically identify any changes you made to the time frame of historical losses used during the periods presented in your Form 10-K and why changes were or were not made.

b.  Specifically address how you determined whether you have experienced an acceleration of credit losses in the recent quarters and if so, how you have incorporated that fact into your use of historical loss information.

Response:

The 1Q 10-Q includes a discussion of the time frame of historical losses (rolling eight quarters)  utilized in determining the various components of the allowance.  This is set forth in the “Results of Operations” subsection of the MD&A (on pages 19-25).  A copy is attached hereto to as Exhibit A.

We utilized the rolling eight quarters time frame of historical losses consistently through the periods discussed in the 1Q 10-Q, and we continue to believe it is the most appropriate measure to be used, as it reflects and emphasizes the impact of current events and trends.

Confidential treatment requested by National Penn Bancshares, Inc. [***Text redacted***] indicates material that has been omitted and for which confidential treatment has been requested pursuant to 17 C.F.R. § 200.83.

Page Four
May 15, 2008

In our 2008 10-K, we will provide similar disclosure on these points in Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Financial Statements
Note 1.  Summary of Significant Accounting Policies
Comprehensive Income, page 60

5.  Please revise your future filings to disclose accumulated balances for each component of other comprehensive income.  Please clearly classify such disclosure based on the nature of each item reported in comprehensive income such as unrealized gains and losses on securities available for sale, gains or losses associated with pension or other postretirement benefits.  Refer to paragraphs 17 and 26 of SFAS 130 and the example disclosure of accumulated other comprehensive income balances for all formats included in the illustrative examples in Appendix B.

Response:

In the note on significant accounting policies to the financial statements to be included in our 2008 10-K, we will disclose the accumulated balances for each component of other comprehensive income, and we will classify such disclosure based on the nature of each item reported in comprehensive income.

Note 3.  Investment Securities, page 66

6.  If true, please revise your future filings beginning in your next Form 10-Q to confirm in your disclosure that you have the positive intent and ability to retain your temporarily impaired available for sale securities until the earlier of their recovery in fair value or maturity.

a.  When making these assertions in your next Form 10-Q as well as in your response letter, please specifically address the December 31, 2006 and 2007 balance sheet dates.

b.  Clearly address how you considered your sales of underwater securities during 2005, 2006, and 2007 in making these assertions in both your disclosure and your response letter.

c.  Tell us the dates on which you sold underwater securities during the last three years and subsequent interim period and the reasons for those sales.  Consider providing this information in your response letter in the form of a table by security sold, labeling the amount of the proceeds and the realized loss.

 Confidential treatment requested by National Penn Bancshares, Inc. [***Text redacted***] indicates material that has been omitted and for which confidential treatment has been requested pursuant to 17 C.F.R. § 200.83.

Page Five
May 15, 2008

 d.  If you are unable to make and support this assertion, please tell us in detail how you concluded that the impairment of your securities was temporary.  Refer to FASB Staff  Position Nos. FAS 115-1 and FAS 124-1 (as amended) and SAB Topic 5M, Other Than Temporary Impairment of Certain Investments in Debt and Equity Securities.

Response:

The 1Q 10-Q includes disclosure that we have the positive intent and ability to retain our temporarily impaired available for sale securities until the earlier of their recovery in fair value or maturity.  Our disclosure specifically addresses the December 31, 2006 and 2007 balance sheet dates, as well as addresses our sales of underwater securities during 2005, 2006 and 2007.  This appears in the last five paragraphs of Note 12 (Fair Value Measurements) to the interim financial statements included in the 1Q 10-Q (on pages 16-17).  A copy is attached hereto as Exhibit B.

In the note on investment securities to the financial statements to be included in our 2008 10-K, we will include similar disclosure of our intent and ability to retain our temporarily impaired available for sale securities until the earlier of their recovery in fair value or maturity.

During the past three years, all of our investment sales (including bonds with both unrealized gains and unrealized losses) are characterized as portfolio management to accomplish the following:

▪	rotate out of a sector;
▪	sell lower-yielding bonds and re-deploy the proceeds into higher yielding bonds to take advantage of changing rates at the time of sale;
▪	improve portfolio yield.

Based on an analysis of these transactions, we believe that we had valid reasons for the sales, as the sales were spread across all sectors of the portfolio, proceeds were generally re-invested in new investments, and the net effect of the gain or loss on sale was generally neutral.  Under no circumstances, in our belief, do any of these sales question our ability and intent to hold investment securities to maturity.  The transactions were performed for normal portfolio management purposes.   We do not have a history of actively trading securities, but keep the securities available for sale should liquidity or portfolio management opportunities develop that would warrant the sale of securities.  While these securities are held in the available for sale portfolio, we intend and have the ability to hold them until the earlier of a recovery in fair value or maturity.

Confidential treatment requested by National Penn Bancshares, Inc. [***Text redacted***] indicates material that has been omitted and for which confidential treatment has been requested pursuant to 17 C.F.R. § 200.83.

Page Six
May 15, 2008

      A discussion of investment sales follows:

2007 Bond Sales

Our only sale containing underwater securities during 2007 was the one time sale of bonds.  This one instance was an opportunity to improve the portfolio yield and the Net Interest Margin of the company.  Due to market conditions in existence during late 2007, we were able to opportunistically sell a group of bonds that had a weighted average yield below the portfolio yield and below the company’s incremental cost of funds.  The bonds in this group had unrealized gains or unrealized losses so that the overall net gain or loss on sale was neutral (near zero).  A listing of the securities sold follows:

[***Text redacted***]

2006 Bond Sales

During 2006, we sold bonds that included underwater securities in four batches – one batch each in the months of April, May, June, and July.  The intent of each of these transactions was to improve the performance of the portfolio and thereby the company.  Bonds were sold at a net neutral position on the upfront gain or loss, and the proceeds were reinvested into higher yielding municipal bonds.

Confidential treatment requested by National Penn Bancshares, Inc. [***Text redacted***] indicates material that has been omitted and for which confidential treatment has been requested pursuant to 17 C.F.R. § 200.83.

Page Seven
May 15, 2008

April 2006

    [***Text redacted***]

May 2006

     [***Text redacted***]

June 2006

    [***Text redacted***]

Confidential treatment requested by National Penn Bancshares, Inc. [***Text redacted***] indicates material that has been omitted and for which confidential treatment has been requested pursuant to 17 C.F.R. § 200.83.

Page Eight
May 15, 2008

July 2006

    [***Text redacted***]

Netting the 4 batches for the year:

    [***Text redacted***]

2005 Investment  Sales

During 2005, we sold bonds that included underwater securities in three batches.  The purpose of the January batch was to rotate out of low-yielding Treasury bonds, and the other two batches were to sell other lower-yielding investments and re-deploy the funds into higher yielding investments.

January 2005– We sold US Treasury securities that we had inherited in an acquisition.  The purpose of this transaction was to rotate out of this sector and into higher yielding agency bonds.  All holdings of US Treasury securities were sold at this date.

    [***Text redacted***]

Confidential treatment requested by National Penn Bancshares, Inc. [***Text redacted***] indicates material that has been omitted and for which confidential treatment has been requested pursuant to 17 C.F.R. § 200.83.

Page Nine
May 15, 2008

The yield improvement was sufficient to offset the upfront loss within calendar year 2005.

May 2005– We sold municipal bonds with maturities in the two-to-four year range and redeployed the funds into longer-dated municipal bonds.

     [***Text redacted***]

Confidential treatment requested by National Penn Bancshares, Inc. [***Text redacted***] indicates material that has been omitted and for which confidential treatment has been requested pursuant to 17 C.F.R. § 200.83.

Page Ten
May 15, 2008

October through December 2005– We sold agency and municipal bonds.  The purpose of the transaction was to restructure a portion of the portfolio and reinvest the proceeds into higher yielding municipal bonds.

    [***Text redacted***]

Netting the 3 batches for the year:

    [***Text redacted***]

7.  Please address the following regarding your unrealized losses greater than 12 month on your marketable equity securities and other bonds  in your future filings as well as in your response letter:

a.  Separately quantify the unrealized losses on your marketable equity securities from your other bonds.  In future filings, do not aggregate securities within the same line item as debt securities for these purposes.

Confidential treatment requested by National Penn Bancshares, Inc. [***Text redacted***] indicates material that has been omitted and for which confidential treatment has been requested pursuant to 17 C.F.R. § 200.83.

Page Eleven
May 15, 2008

b.  Please provide additional information in your response as well as your future filings to allow financial statement users to understand the quantitative disclosures and the information that you considered (both positive and negative) in reaching the conclusion that the unrealized losses greater than 12 months on your marketable equity securities and other bonds are not other than temporarily impaired.  Specifically address how you considered the severity of the unrealized loss and the duration of the loss in your determination and provide specific information regarding the nature of the impaired investments.  Refer to paragraph 17(b) and the example disclosures in Appendix A of FASB Staff Position Nos. FAS 115-1 and FAS 124-1 (as amended).

c.  In your response letter, please provide additional granularity to identify the nature of the each of the underwater equity investments and how you determined they were not other than temporarily impaired.  Specifically address the time frame in which you expect the fair value of these equity securities to recover.

Response:

In the note on investment securities to the financial statements to be included in our 2008 10-K, we will separately quantify unrealized losses greater than 12 months on marketable equity securities from other bonds.  We will also discuss how we considered the severity and duration of unrealized losses in our determination that these investments are not other than temporarily impaired.

At 12/31/07, four securities in the “Marketable equity securities and other bonds” category had an unrealized loss greater than 12 months.  Three of these securities were community bank stocks and the other security was the trust preferred debt of an individual community bank.  We evaluated the financial performance of each of these four community banks to ascertain their on-going financial viability.

The details of these four investments are:

[***Text redacted***]

It was our belief that the change in market value of each of these four securities was commensurate with the movement of the overall market for comparable securities.  Additionally, we confirmed our ability and intent to hold these investments until recovery of the market value or maturity in the case of the trust preferred, and for an unspecified period of time on the common stocks.

Confidential treatment requested by National Penn Bancshares, Inc. [***Text redacted***] indicates material that has been omitted and for which confidential treatment has been requested pursuant to 17 C.F.R. § 200.83.

Page Twelve
May 15, 2008

Note 4. Loans and Leases, page 68

8.  Please revise future filings to disclose the amount of the recorded investment in impaired loans for which there is a related allowance for credit losses determined in accordance with SFAS 114 as of the date of each balance sheet presented.

Response:

In the note on loans and leases to the financial statements to be included in our 2008 10-K, we will disclose the amount of the recorded investment in impaired loans for which there is a related allowance for credit losses determined in accordance with SFAS  114 as of the date of each balance sheet presented.

Note 9.  Benefit Plans, page 71

9.   Please revise future filings to disclose the information required in paragraph 7 of SFAS 158.  Clearly disclose the impact of adopting SFAS 158, specifically including the impact on Additional Other Comprehensive Income, or tell us how you determined it was not applicable to your circumstances.

Response:

In the note on benefit plans to the financial statements to be included in our 2008 10-K, we will disclose the information required in Paragraph 7 of SFAS 158, including the impact of adopting SFAS 158 on Additional Other Comprehensive Income.

Note 17.  Fair Value Measurement and
Fair Value of Financial Instruments, page 85.

10.  Please revise future filings to disclose additional information regarding the nature of investment securities classified in “Level 3” and provide specific information about the securities, markets, etc. that causes them to be classified as “level 3”.

Response:

We have included in Note 12 (Fair Value Measurements) to the interim financial statements included in our 1Q 10-Q additional information regarding the nature of investment securities classified in “Level 3”, and provided specific information about the securities markets, etc. that causes them to be classified as “Level 3”(on page 15).  A copy is attached as Exhibit C.

Confidential treatment requested by National Penn Bancshares, Inc. [***Text redacted***] indicates material that has been omitted and for which confidential treatment has been requested pursuant to 17 C.F.R. § 200.83.

Page Thirteen
May 15, 2008

In the note on fair value measurement to the financial statements to be included in our 2008 10-K, we will include similar information regarding the nature of investment securities classified in “Level 3” and provide similar specific information about the securities, markets, etc. that causes them to be classified as “Level 3”.

11.  Please revise future filings to disclose the carrying amount and fair value of commitments to extend credit and letters of credit.

Response:

We have addressed in Note 12 (Fair Value Measurements) to the interim financial statements included on our 1Q 10-Q the carrying amount and fair value of our commitments to extend credit and letters of credit (on page 15).  A copy is attached hereto as Exhibit C.

In the note on fair value measurement to the financial statements to be included in our 2008 10-K, we will provide similar disclosure on the carrying amount and fair value of our commitments to extend credit and letters of credit.

Item 10.  Directors, Executive Officers and Corporate Governance, page 99.

12.  Please revise future filings to clearly provide at least five years of business experience for each director.  Refer to Item 401(e) of Regulation S-K.

Response:

In our proxy statement for our 2009 annual meeting of shareholders (to be incorporated by reference into Item 10 of our 2008 10-K), we will more clearly provide the five years of business experience of each director.

Confidential treatment requested by National Penn Bancshares, Inc. [***Text redacted***] indicates material that has been omitted and for which confidential treatment has been requested pursuant to 17 C.F.R. § 200.83.

Page Fourteen
May 15, 2008

National Penn Bancshares, Inc. acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require anything further, please contact me at 610-369-6342 or Gary L. Rhoads, Chief Accounting Officer, at 610-369-6341.

Respectfully,

                                /s/ Michael R. Reinhard
 Michael R. Reinhard
 Group Executive Vice President and
 Chief Financial Officer
MRR:na

Attachments

cc:  David T. Mittelman, Esquire
       Reed Smith LLP

Confidential treatment requested by National Penn Bancshares, Inc. [***Text redacted***] indicates material that has been omitted and for which confidential treatment has been requested pursuant to 17 C.F.R. § 200.83.

(Pages 21-24 from the first quarter 2008 10-Q)

EXHIBIT A

From:  RESULTS OF OPERATIONS

       Management conducts a quarterly analysis of the loan portfolio which includes any loan which has been designated as having a high risk profile including but not limited to, loans classified as “Substandard” or “Doubtful” as defined by regulation, loans criticized internally or designated as “Special Mention”, delinquencies, expirations, overdrafts, loans to customers having experienced recent operating losses and loans identified by management as impaired.   As a result of the review, an analysis is performed to determine the amount which would be adequate to absorb probable losses contained in the loan portfolio and management adjusts the allowance for loan and lease losses (“ALLL”) accordingly.  During the first quarter 2008 analysis of the ALLL, a variety of factors were considered, some of which included:

•	General economic conditions;

•	Trends in charge-offs for each loan type;

•	The level of non-performing assets, including loans over 90 days delinquent and impaired loans;

•	Levels of allowance for specific classified assets;

•	A review of portfolio concentration of any type, either customer, industry loan type, collateral or risk grade; and

•	Levels of criticized loans.

The following table shows the composition of the Allowance for Loan and Lease Losses:

(dollars in thousands)	3/31/2008 *	12/31/2007	12/31/2006	12/31/2005	12/31/2004

Specific reserves	$2,310	$613	$1,307	$1,716	$86
Allocated reserves	78,708	54,162	56,787	52,189	54,964
Unallocated reserves	613	122	212	2,159	2,540
	$81,631	$54,897	$58,306	$56,064	$57,590

The following table shows asset quality indicators for the periods presented:

(dollars in thousands)	3/31/2008 *	12/31/2007	12/31/2006	12/31/2005	12/31/2004

Non-performing loans	23,818	15,285	8,648	12,144	11,973
Non-performing loans to total loans	0.40%	0.39%	0.24%	0.40%	0.42%
Delinquent loans (excluding non-performing loans)	19,665	7,041	8,196	3,399	7,795
Delinquent loans to total loans	0.33%	0.18%	0.23%	0.11%	0.27%
Classified loans	104,730	68,970	66,390	74,756	64,828
Classified loans tot total loans	1.74%	1.78%	1.83%	2.45%	2.26%
Tier 1 capital and ALLL	650,779	454,063	423,390	374,478	347,878
Classified loans to tier 1 capital and ALLL	16.09%	15.19%	15.68%	19.96%	18.64%
Total loans	$6,012,864	$3,875,253	$3,631,937	$3,049,808	$2,874,439

* Includes Christiana Bank and Trust Company and KNBT Bancorp, Inc. each acquired during the first quarter.

Specific Reserve

    The first element of the ALLL is an estimation of losses specific to individual non-performing loans.  In this process, specific reserves are established based on an analysis of the most probable sources of repayment including liquidation of collateral or the market value of the loan itself.  The specific allowances related to non-performing loans are detailed in the table above. Specific reserves have historically represented a small component of the overall reserve, and fluctuate based on changes in the underlying loans and charge-offs.

Allocated Reserve

    The second element of the ALLL, the allocated reserves, represents a general allowance for loan pools where the loans are not individually evaluated, though rated according to the ten-point quality matrix.  This amount is determined by applying allowance factors to pools of loans within the portfolio having similar risk characteristics.  The allocated reserves are determined using a baseline factor that is developed from an analysis of rolling eight quarters historical charge-off experience for the pool.  Adjustments may be made to baseline factors for some or all pools based on the assessment of internal and external influences on credit quality, not fully reflected in the historical loss or risk-rating data.  These may include elements such as changes in credit underwriting, concentration risk and/or other recent observable asset quality trends, as well as an assessment of current economic conditions.  The Company evaluates the ALLL methodology for appropriate enhancements, and it is likely that the methodology will continue to evolve over time.  Allocated reserves are presented in the table above.

    Allocated reserves result from a combination of historical charge-offs and an assessment of the current environment, which for the periods of 2004 through 2006, reflect a relatively low and stable level of net charge-off activity.  During 2007, charge-off activity was largely dominated by two loans charged off for a total of $4.0 million.  The balances which were not charged off totaling $4.9 million were reported as non-performing loans at December 31, 2007. Of the $4.9 million, $1.6 million is secured by a guarantee of the SBA, and $3.3 million has been repaid during the first quarter of 2008.  These two loans were largely responsible for a reduction in the ALLL of $2.6 million and an increase in non-performing loans of $6.6 million during 2007. Neither loan is expected to have any further negative effect on the portfolio, nor is either loan considered to be symptomatic of any other loss trends inherent in the portfolio.

•
The SBA guaranteed loan resulting in the $2.0 million charge-off during 2007 involved a foreign exposure, secured by receivables from a foreign governmental agency which do not appear to be collectible.  This exposure was unique to this one loan and no further significant exposure of this type or a similar nature currently exists within the loan portfolio.

•
The other loan was collateralized by several, ocean-front, vacation properties on which the level of financing was higher than typical in the portfolio, and on which collateral values eroded during 2007.  The resulting $2.0 million charge-off during 2007 was taken to value the loan at the net realizable value of the collateral.  The properties have been sold and the remaining balance of $3.3 million has been repaid during the first quarter of 2008 without further charge-off. The Company has limited additional exposure in these types of loan structures.

    While the provision for loan losses in 2007 equaled 72% of total net charged-off balances, the exclusion of these two charge-offs in 2007 would have reduced net charge-offs in 2007 to $7.2 million while the provision for loan losses was $7.8 million.

    The Company’s ten-year average of the annual net charge-off rate for the years beginning with 1998 through and including 2007 expressed as a percentage of outstanding loans was 0.28%, in line with the 0.29% loss rate for 2007.
A-1

As referenced in the asset quality table, the levels of delinquency, non-performing loans, and classified loans, have remained stable for the periods presented.  These are primary factors in the determination of the ALLL as described previously.  When compared to total loans, non-performing loans have represented between 0.24% and 0.42% over the periods presented in the table.  At the end of 2007, non-performing loans of $15.3 million included the balances of the two loans described earlier, which if excluded would have amounted to $10.4 million or 0.27% of total loans.   At March 31, 2008, non-performing loans totaled $23.8 million including $4.8 million added through acquisitions, or 0.40% of total loans.

Delinquent loans have represented between 0.11% and 0.33% of total loans during the periods presented.  These loans are considered performing and exclude nonaccrual loans and loans 90 days or more delinquent and still accruing interest (all of which are considered non-performing).  Since delinquency often precedes charge-off, and delinquent loans are reviewed for possible risk classification changes, the ALLL is sensitive to increases in this category.  Delinquent loan balances decreased in 2007 from $8.2 million to $7.0 million and from 0.23% of total loans in 2006 to 0.18% at the end of 2007. Delinquent loans added through acquisitions in the first quarter of 2008 were $11.0 million.

Classified loan balances have a direct impact on the ALLL, specifically the allocated reserves.  From 2004 to current, classified loans represented between 2.45% and 1.74% of total loans.  While the amounts of classified loan balances changed slightly from 2004 to 2007 when compared relative to total loans, they represented a smaller percentage each year.  As of March 31, 2008, after including $23.8 million in classified loans from the two acquisitions, classified loans relative to total loans amounted to 1.74%.  Management also finds it relevant to compare classified loans to Tier 1 capital, including the ALLL.  The ratio decreased at year-end 2006 and 2007 to 15.68% and 15.19%, respectively, and is slightly higher at March 31, 2008 at 16.09%.

Unallocated Reserve

The third element of the ALLL is the unallocated reserve that addresses inherent probable losses not included elsewhere in the ALLL.  Qualitative factors of this third allowance element are subjective and require judgment on the part of management.  Unallocated reserves have remained relatively stable and are a small component of the overall ALLL.

The Company considers the ALLL to be adequate to cover probable losses in the portfolio as of March 31, 2008. The Company has made no adjustment to its historical trend data or methodology to exclude the two 2007 charge-offs described above.

First quarter 2008 was also impacted by the two acquisitions KNBT and Christiana completed during the quarter, which collectively added $25.9 million to the ALLL, $4.8 million in non-performing loans, $23.8 million in classified loans, and $2.0 billion in total loan balances.

The Company considers overall adequacy subsequent to the acquisitions.  Historical factors have been updated where appropriate to reflect the relevant experience of the acquired portfolios prior to the merger.  That experience was reflected in the provision for loan losses made in the first quarter 2008.  For all other periods presented, no substantive previous changes were made to the way in which historical loss information was used.

Based on the Company’s quarterly analysis of the allowance for loan and lease losses the Company made a provision for the first quarter 2008 of $3.4 million.  This represents a decrease of $390,000 and an increase of $2.3 million compared to the provisions for the quarters ended December 31, 2007 and March 31, 2007, respectively.  Company management believes that the allowance for loan and lease losses of $81.6 million, or 1.36% of total loans and leases for the three months ended  March 31, 2008, is currently appropriately positioned based on its review of overall credit quality indicators and ongoing loan monitoring processes.  The Company’s net charge-offs of $2.6 million for the first three months of 2008 increased by $950,000 compared to the $1.6 million in net charge-offs at March 31, 2007.

The following table shows detailed information and ratios pertaining to the Company’s loans and asset quality:

(dollars in thousands)	March 31, 2008	December 31, 2007

Nonaccrual loans and leases	$22,679	$15,198
Loans past due 90 or more days as to interest or principal	1,140	87
Total nonperforming loans	23,819	15,285
Other real estate owned	326	-
Total nonperforming assets	$24,145	$15,285

Total loans and leases, including loans held for sale	$6,012,864	$3,875,253

Average total loans and leases	$5,296,371	$3,825,406

Allowance for loan and lease losses	$81,631	$54,897

Allowance for loan and lease losses to:
Nonperforming assets	338.1%	359.2%
Total loans and leases	1.36%	1.42%
Average total loans and leases	1.54%	1.44%

An analysis of loan and lease charge-offs for the three months ended March 31, 2008 as compared to 2007 is as follows:

(dollars in thousands)	For Three Months Ended March 31,
	2008	2007
Net charge-offs	$2,561	$1,611

Net charge-offs (annualized) to:
Total loans and leases	0.17%	0.18%
Average total loans and leases	0.19%	0.18%
Allowance for loan and lease losses	12.55%	11.31%

      The foregoing data is considered in the context of economic conditions prevailing in our trading area, principally eastern and central Pennsylvania.  Our loan portfolio reflects a reasonably diverse cross-section of industries located in this trading area, generally reflecting the local business environment.  Typically, this area has not experienced the high levels of growth experienced by certain other areas of the United States during periods of economic expansion; similarly, this area has not experienced the high levels of economic contraction experienced elsewhere in the United States during periods of economic stagnation or decline.  Accordingly, we do not expect the current economic downturn to be as severe in our trading area as in many other parts of the United States.
                                                           A-2

(Pages 16-17 of the 1st Quarter 2008 10-Q)

EXHIBIT B

The Company has reviewed its investment securities at March 31, 2008 and has determined that unrealized losses are temporary, based on an evaluation of the creditworthiness of the issuers/guarantors as well as the underlying collateral, if applicable, and other facts and circumstances.  Management also evaluates other facts and circumstances that may be indicative of an other-than-temporary impairment condition.  This includes, but is not limited to, an evaluation of the type of security and length of time and extent to which the fair value has been less than cost as well as certain collateral related characteristics.

•
Trust Preferred Pools/Collateralized Debt Obligations– The Company’s unrealized loss in this category is related to general market conditions and the resultant higher cost of credit risk.  The severity of the impairments in relation to the carrying amounts of the individual investments is consistent with market developments.  The contractual terms of these investments do not permit the issuers to settle the security at a price less than the amortized cost of the investment. Credit risk does exist and an individual issuer in a pool could default which would effect the ultimate collectibility of contractual amounts. Because the Company has the ability and intent to hold these investments until a recovery of fair value, which may be maturity, it does not consider these investments to be other-than-temporarily impaired at March 31, 2008.

•
Equities– The Company’s portfolio of common stock investments consists of local southeastern Pennsylvania-based banks and banking companies commonly referred to as “community banks”, which we purchase as long-term investments.  The unrealized loss in this category is due to general market conditions for financial stocks, which is a sector that is currently out of favor in the capital markets.  The severity of the impairment in relation to the carrying amounts of the individual investments is consistent with market developments.  Because the Company has the ability and intent to hold these investments until a recovery of fair value, it does not consider these long-term investments to be other-than-temporarily impaired at March 31, 2008.

•
All Other Investments– The unrealized losses in all other Company investments is primarily caused by the movement of interest rates.  The contractual terms of these investments do not permit the issuer to settle the securities at a price less than the amortized cost of the investment.  Because the Company has the ability and intent to hold these investments until a recovery of fair value, which may be maturity, the Company does not consider those investments to be other-than-temporarily impaired at March 31, 2008.

      The Company has the ability and the intent to hold such securities through to recovery on the unrealized losses.  The ability and intent of the Company is demonstrated by the fact that the Company is well capitalized and has no need to sell these securities.  As a result of this evaluation, management does not believe it is probable that the Company will not be able to collect all amounts due according to the contractual terms of the individual securities.  Therefore, the Company does not consider the investments to be other-than-temporarily impaired at March 31, 2008. Unrealized losses as of December 31, 2007 and 2006 were considered temporary and at that time, the Company had the ability and intent to hold these investments until recovery of fair value, which may be maturity.

B-1

(Page 15 of the 1st Quarter 2008 10Q)

EXHIBIT C

      Level 3 is for positions that are not traded in active markets or are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or non-transferability, and such adjustments are generally based on available market evidence. In the absence of such evidence, management’s best estimate is used.  Management’s best estimate consists of both internal and external support on certain Level 3 investments.  Internal cash flow models using a present value formula along with indicative exit pricing obtained from broker/dealers were used to support fair value of certain Level 3 investments.  Subsequent to inception, management only changes Level 3 inputs and assumptions when corroborated by evidence such as transactions in similar instruments, completed or pending third-party transactions in the underlying investment or comparable entities, subsequent rounds of financing, recapitalizations and other transactions across the capital structure, offerings in the equity or debt markets, and changes in financial ratios or cash flows.

      The majority of the Company’s investments fair valued under Level 3 criteria consist of bank trust preferred pools of securities. Due to the significant lack of liquidity and trading in these markets, there is very little market pricing data available for valuing these securities. This category also includes the Company’s stock ownership in both the Federal Home Loan Bank of Pittsburgh and the Federal Reserve Bank, part of the membership requirements of these organizations. There is no trading market for these securities which are subject to redemption by the issuers at par, representing both the carrying value and the fair value on the Company’s books.

      During the normal course of business, the Company issues commitments to extend credit and letters of credit.  The fair values of loan commitments and letters of credit approximate the fees currently charged for similar agreements or the estimated cost to terminate or otherwise settle similar obligations. The fees associated with these financial instruments, or the estimated cost to terminate, as applicable, are immaterial. The Company carries interest rate lock commitments on residential mortgage loans at fair value, which amounted to $13 thousand at March 31, 2008.

      Impaired loans are evaluated and valued at the time the loan is identified as impaired, at the lower of cost or market value.  Market value is measured based on the value of the collateral securing these loans and is classified at a Level 3 in the fair value hierarchy.  Collateral may be real estate and/or business assets including equipment, inventory and/or accounts receivable.  The value of real estate collateral is determined based on appraisals by qualified licensed appraisers hired by the Company.  The value of business equipment is based on an appraisal by qualified licensed appraisers hired by the Company if significant, or the equipment’s net book value on the business’ financial statements. Inventory and accounts receivable collateral are valued based on independent field examiner review or aging reports.  Field examiner reviews are conducted based on the loan exposure and reliance on this type of collateral.  Appraised and reported values may be discounted based on management’s historical knowledge, changes in market conditions from the time of valuation, and/or management’s expertise and knowledge of the client and client’s business.  Impaired loans are reviewed and evaluated on at least a quarterly basis for additional impairment and adjusted accordingly, based on the same factors identified above.

C-1